

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

<u>Via E-mail</u>
Gino Pereira
Chief Executive Officer
NXT-ID, Inc.
4 Research Drive, Suite 402
Shelton, Connecticut 06484

> **Re: NXT-ID, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 25, 2013**
> **File No. 333-186331**

Dear Mr. Pereira:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 2 in our prior letter dated February 25, 2013. However, because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus to fix the offering price for the duration of the offering, not merely until the company's stock is quoted on the OTC Bulletin Board.

2.   We note the receipt of the materials we requested in comment 4 in our prior letter dated February 25, 2013. However, many of the materials are not legible. Please provide us with legible copies that are more clearly marked to identify how the materials support the market claims being made in the prospectus.

Cover Page

3.   We note your response to comment 5 in our letter dated February 25, 2013. Please revise your cover page to state that the proceeds from the offering will be immediately available to the company and will not be placed in escrow.

4.   We note your response to comment 6 in our letter dated February 25, 2013. Please revise your cover page to disclose the duration of the primary offering.

Risks Relating to our Common Stock and this Offering, page 13
If you are not an institutional investor, you may only purchase securities…, page 14

5.   We note your response to comment 9 in our letter dated February 25, 2013. What steps will the company be taking as part of its selling efforts to ensure that it is selling only to investors in states that the company has registered its offering or only to institutional investors?

Use of Proceeds, page 17

6.   We note your response to comments 10 and 11 in our letter dated February 25, 2013. Please note that if brokers participate in the offering of units we would view this as a change in your plan of distribution and a post-effective amendment would have to be filed including disclosure detailing the underwriting terms. Therefore any disclosure reflecting potential underwriting commissions is premature and should be omitted until and if your plan of distribution changes

7.   At the end of this section you state that you believe that if you are able to raise at least $800,000 in this offering, you will be able to meet your needs for capital for at least 12 months. Please revise to clarify what would happen if you are not able to raise that amount.

Business, page 32

8.   Please revise your disclose more specifically the current status and approximate date of production for each of the products you discuss.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Zachary Blumenthal, Esq.
        Robinson Brog Leinwand Greene Genovese & Gluck, P.C.